Aurelion Inc.

December 22, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Arzonetti

Re:	Aurelion Inc.
Registration Statement on Form F-3, as amended
Initially Filed on October 17, 2025
File No. 333-290953

Dear Mr. Robert Arzonetti:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aurelion Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on December 23, 2025, or as soon thereafter as practicable.

Very truly yours,

Aurelion Inc.

By:	/s/ Bjorn Schmidtke
	Name:	Bjorn Schmidtke
	Title:	Chief Executive Officer